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Mark A. von Bergen (503) 243-5874 mark.vonbergen@hklaw.com

November 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Susan Block, Attorney-Advisor

Re: S&W Seed Company
     Registration Statement on Form S-3
     Filed October 21, 2013
     File No. 333-191819

Dear Ms. Block:

On behalf of S&W Seed Company (the "Registrant"), we hereby respond to the Division's letter dated November 15, 2013. For your convenience, our responses are labeled to correspond with the headings and item numbers in your letter.

General

1. Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so, please provide us with your basis for that conclusion. To the extent that you do not meet that public float requirement and intend to rely instead upon General Instruction I.B.6 of Form S-3, please confirm to us that you are relying upon General Instruction I.B.6 of Form S-3. In that regard, please also confirm to us your understanding that you must include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus supplement cover page each time a takedown from the shelf registration statement occurs.

The Registrant is eligible to conduct a primary offering pursuant to General Instruction I.B.1. The aggregate market value of the Registrant's outstanding common stock was computed using the closing price ($8.95) of the Registrant's common stock on The NASDAQ Stock Market LLC on September 19, 2013, a date within 60 days prior to the filing date of the Registrant's Form S-3. As of September 19, 2013, the Registrant had 11,584,603 shares of common stock outstanding, 2,341,994 of which were held by affiliates. Based upon 9,242,609 shares of common stock held by non-affiliates (11,584,603 - 2,341,994) and a closing price of $8.95, the aggregate market value of common stock held by non-

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U.S. Securities and Exchange Commission
November 22, 2013

affiliates was $82,721,351 (9,242,609 X $8.95) on September 19, 2013, a date within 60 days prior to the filing date of the Registrant's Form S-3.

2. Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

The legal opinion of Holland & Knight LLP is being filed as Exhibit 5.1 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (the "PEA"). The PEA is being filed today, November 22, 2013.

Risk Factors, page 8

3. We note your disclosure in your Annual Report on Form 10-K for the year ended June 30, 2013 that you were not in compliance with two financial covenants under your credit agreement with Wells Fargo and that Wells Fargo had waived both defaults. Please include a risk factor to quantify the financial covenants that were breached, discuss the waiver obtained from Wells Fargo and demonstrate where the company currently stands with respect to satisfying such financial covenants.

We have added the following risk factor on page 18 of the PEA.

In fiscal 2013, we breached certain financial covenants under our line of credit with Wells Fargo and future breaches of covenants under this line could materially affect our ability to operate.

As of June 30, 2013, we were in breach of certain financial covenants under the credit agreement that governs our line of credit. In particular, the credit agreement requires us to maintain a debt service coverage ratio of not less than 1.25 to 1.0 on an annual basis. The term "debt service coverage ratio" is defined as the aggregate of gross income received by us less all expenses paid by us (excluding depreciation, amortization, interest expense and stock-based compensation expense) during any fiscal year divided by the aggregate of all principal and interest required to be paid by us during such fiscal year. As of June 30, 2013, our debt service coverage ratio was calculated to be -1.71 to 1.0. In addition, the credit agreement generally restricts us from making capital expenditures in excess of $500,000 for any given fiscal year. Our capital expenditures were $683,000 for fiscal 2013 which exceeded the covenant threshold by $183,000. We received a waiver letter from Wells Fargo whereby it elected to waive its default rights with respect to these breaches for the year ended June 30, 2013. However, it did not waive its right with respect to any future potential breaches by us of the same covenants or any other provisions of the credit agreement.

U.S. Securities and Exchange Commission
November 22, 2013

Although as of September 30, 2013 we were compliant with the financial covenants under our line of credit with Wells, any future breaches by us of these covenants or other provisions under the credit agreement could trigger default remedies (including acceleration of indebtedness) and result in a partial or complete loss of our line credit with Wells Fargo. The loss of our line of credit would likely have a material adverse effect on our business, results of operations and financial condition.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (503) 243-5874.

Very truly yours,

Holland & Knight LLP

/s/ Mark A. von Bergen
Mark A. von Bergen

cc: Matthew K. Szot, Senior Vice President Finance and Chief Financial Officer of S&W Seed Company